82-3123

PRESS RELEASE

BOMBARDIER

BOMBARDIER RENEWS ITS SHORT-TERM BANK FACILITY IN NORTH AMERICA

Montréal, Sept. 8, 2004 - Bombardier Inc. announces that it has successfully renewed the 364-day portion of its North American credit facility with a syndicate of banks, for an amount of $718 million Cdn. The new maturity date for this portion is Sept. 5, 2005, and the agent bank is the National Bank of Canada.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com

For information Dominique Dionne
Vice President, Communications
+ 514 861-9481

dw 11/5

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE MAINTAINS REGIONAL JET DELIVERY SCHEDULE

Total aircraft deliveries not affected by US Airways bankruptcy filing

Montréal, September 12, 2004 -- Bombardier Aerospace announced today that the US Airways' filing for bankruptcy protection will not affect total aircraft deliveries for this fiscal year.

As of September 10, 2004, there were 45 Bombardier CRJ aircraft (comprised of two CRJ200* and 43 CRJ700*) yet to be delivered to US Airways from the original order of 85 aircraft signed in May 2003. Twelve of these aircraft were scheduled to be delivered in the remainder of the current fiscal year 2004/05 (year ending January 31, 2005).

Of the 12 aircraft scheduled for delivery in the remainder of this fiscal year, eight will be taken by GE Capital Aviation Services (GECAS) in accordance with the original purchase agreement, leaving only four aircraft to be reconfigured for other airline customers. GECAS will also take delivery of an additional eight aircraft in the first two quarters of fiscal year 2005/06. The remaining US Airways aircraft deliveries have been deferred over the next two fiscal years as previously announced on July 27, 2004.

CRJ production rates will not be affected in the near term and total Bombardier Aerospace aircraft deliveries for the current fiscal year will remain as previously announced, approximately the same number as was delivered in fiscal year 2003/04.

"Faced with the financial uncertainty of particular customers, Bombardier Aerospace has been proactively managing its delivery schedule in recent months in order to reduce its exposure to aircraft that may be deferred or cancelled," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "The reduction of the CRJ200 production rate, the negotiation of agreements for the deferral of aircraft deliveries and other such measures have and will ensure we continue deliveries according to our plan."

"Despite the unfortunate financial difficulties of some of the major carriers, the regional aircraft industry remains strong with regional routes among the most profitable for the airlines," he added.

Regional jet city-pairs serviced by Bombardier CRJ aircraft have grown 48 per cent in the last 19 months while Bombardier CRJ departures have increased by 54 per cent. In addition, industry forecasts for aircraft in the 70- to 120-seat range predict production of over 3,700 regional aircraft from 2004 to 2013 representing a value of over US $84 billion.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Information: John Paul Macdonald
Bombardier Aerospace
(514) 855-7972

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS WITH AIR CANADA FOR UP TO 90 CRJ REGIONAL JETS

Toronto, September 27, 2004 – Bombardier Aerospace announced today that it has signed a contract with Air Canada for the sale of up to 90 *Bombardier CRJ* aircraft, as follows:

- 45 orders of which 30 are firm orders (15 *Bombardier CRJ700 Series 705 and* 15 *Bombardier CRJ200*) and fifteen conditional orders (*Bombardier CRJ200*);
- 45 options.

Air Canada has ordered the *Bombardier CRJ* regional jets for its wholly owned regional airline, Air Canada Jazz. The contract is contingent upon Air Canada's emergence from bankruptcy protection under the Companies' *Creditors Arrangement Act* (CCAA).

This contract has a potential value of approximately $2.45 billion US. The firm order portion of the agreement has a value of approximately $821.2 million US.

Deliveries of the *CRJ200* model are scheduled to commence in 2004, with deliveries of the *CRJ700 Series 705* model commencing in 2005.

"Air Canada and Air Canada Jazz have had tremendous success with the current fleet of 25 *Bombardier CRJ100* and 10 *CRJ200* aircraft," said Steven A. Ridolfi, President, Bombardier Regional Aircraft. "We are fully confident that Air Canada's new *CRJ200* and *CRJ700 Series 705* aircraft will help grow their business further."

"We welcome these new *CRJ* aircraft into our fleet," said Joseph D. Randell, President and Chief Executive Officer, Air Canada Jazz. "They are the most efficient type of aircraft to serve many of our current and future markets. We also look forward to having Executive Class seats available to our passengers in the *CRJ700 Series 705*."

The *CRJ200* aircraft ordered for Air Canada Jazz feature 50 seats in Hospitality Class Service ®. The *CRJ700 Series 705* aircraft feature a dual-class configuration of ten Executive Class® seats at an ample 38-inch (96.5 cm) pitch and 65 Hospitality Class Service ® seats at a comfortable 34-inch (86.5 cm) pitch.

Air Canada Jazz will be the first operator of the *Bombardier CRJ700 Series* 705 LR aircraft. Powered by two General Electric CF34-8C5 turbofan engines, the *Series 705 LR* has a maximum take-off weight (MTOW) of 84,500 pounds (38,330 kg) with a range capability of over 2,200 miles (3,500 km) and cruising speed of 547 mph (880 km/h).

Air Canada and Air Canada Jazz are members of Star Alliance. Other Star Alliance partners operating *CRJ* aircraft include Adria Airways, Austrian arrows, Lufthansa Regional, United Express and US Airways Express. *Bombardier Q400* turboprop airliners are operated by Lufthansa Regional, Austrian arrows, and also Star Alliance partners SAS Commuter and Air Nippon Network Ltd., while US Airways Express carriers operate *Dash 8* aircraft. Air Canada Jazz also operates a fleet of 71 *Dash 8* aircraft.

Firm orders for the *CRJ* family of regional jets – the most successful regional aircraft program in history – as of August 31, 2004 stood at 1,380 aircraft. Conditional orders and options could increase the program total to 2,520 *CRJ* Series aircraft.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Note to Editors:

Images of Air Canada Jazz *CRJ200* and *CRJ700 Series 705* aircraft are available in our web site multimedia library at: **www.aero.bombardier.com/htmen/F15.jsp**

Information: Bert Cruickshank
Bombardier Aerospace
416-375-3030
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE ALIGNS CRJ PRODUCTION RATES WITH ANTICIPATED MARKET DEMAND FOR NEXT FISCAL YEAR

Product diversity, recovering business aircraft market mitigate impact on level of employment

Montréal, October 7, 2004 – Bombardier Aerospace announced today that it is aligning the production rates of its *Bombardier CRJ Series* aircraft with current and forecast market demand. This will result in a total workforce reduction of approximately 2,000 employees at its Montréal-area facilities and at its Belfast site over a nine-month period starting November 2004.

Severance costs associated with these layoffs will total approximately $26 million US and will be expensed through the normal course of operations over the current fiscal year 2004/05 (year ending January 31, 2005). As a consequence, Bombardier Aerospace cannot maintain its previous guidance of break-even at the earnings before income taxes (EBT) level for the current fiscal year.

Total Bombardier Aerospace aircraft deliveries for the current fiscal year 2004/05 will not be affected by the adjustments to the production rates and will remain as previously announced, approximately the same number as was delivered in the last fiscal year 2003/04 (year ending January 31, 2004).

The production rates will be adjusted as follows:

- For the 50-passenger *Bombardier CRJ200,* a reduction to a rate of one aircraft produced every four days from a rate of one aircraft produced every three days, or a total of 68 *CRJ200* deliveries in the next fiscal year 2005/06.

- The 70-passenger *Bombardier CRJ700* and 86-passenger *CRJ900* production level will remain at the rate of one aircraft produced every three days, or 77 *CRJ700/CRJ900* aircraft deliveries in the next fiscal year 2005/06. This rate was established at the beginning of this current fiscal year 2004/05 and will not be increased as planned. However, in Belfast, due to the necessity of a long production lead-time within the aircraft manufacturing cycle, the production rate for the *CRJ700/900* programs had already increased and will now revert to the original rate.

"Given the context of the airline industry and the financial difficulties facing a number of our customers, we must continue to be prudent and proactively manage our production rates and delivery schedule to reduce our exposure to the cancellation or deferral of orders," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "By making these difficult but necessary decisions, we will remain competitive and ensure our success in the long term," he added.

Impact on the employment level by site

Site	Workforce Reduction	Employees to leave
[redacted]		
	560	In two groups: In January 2005 and In July 2005
[redacted]		
	460	In two groups: In May 2005 and In July 2005
[redacted]		
	410	In two groups: In November 2004 and In January 2005
[redacted]		
	260	In two groups: In November 2004 and In May 2005
[redacted]		
	310	From November 2004 to July 2005
Total	**2,000**	

* Refers to office employees at Bombardier Aerospace sites in Canada

In addition, Delta, a major *CRJ* customer, is facing unprecedented financial challenges. Should Delta be unable to take delivery of *CRJ* aircraft, a further cut in the *Bombardier CRJ Series* production rate would be implemented with an additional workforce reduction of approximately 1,200 employees.

Regional jet operations, however, remain profitable for the airlines. Regional jet city-pairs serviced by *Bombardier CRJ* aircraft have grown 48 per cent in the last 18 months while *Bombardier CRJ* departures have increased by 54 per cent. In addition, industry forecasts for aircraft in the 70- to 120-seat range predict production of over 3,700 regional aircraft from 2004 to 2013 representing a value of over $84 billion US.

Firm orders for the *CRJ* family of regional jets – the most successful regional aircraft program in history – as of August 31, 2004 stood at 1,380 aircraft. Conditional orders and options could increase the program by a further 1,140 *Bombardier CRJ Series* aircraft. As of August 31, 2004, 1,142 *CRJ Series* aircraft had been delivered.

While the airline industry is facing challenges, the business aircraft industry is recovering steadily with several consecutive quarters of measurable growth. Orders and deliveries of Bombardier business aircraft have increased dramatically in the first half of this current fiscal year 2004/05 with 60 orders compared with 24 for the same period last year, and 26 deliveries in the second quarter of this current fiscal year 2004/05 compared with 14 for the same period last year. This strong increase in order intake will have a positive impact on the production levels of a number of Bombardier business aircraft.

Furthermore, there is increased interest in *Bombardier Q Series* turboprops, particularly in the new generation, high-speed *Bombardier Q400* aircraft. The *Q400*'s profitability and strong passenger appeal has been demonstrated with operators placing follow-on orders. This current fiscal year 2004/05, both ANA (All Nippon Airways Co. Ltd.) and Japan Air Commuter placed additional orders for the aircraft.

A strong order intake in the last 18 months has resulted in an increase in the *Q400* production rate. There is also keen interest in the 50-passenger *Bombardier Q300* turboprop as demonstrated by Qantas Airways' order of seven *Q300* in the last 10 months and a number of solid prospects for the future. As of August 31, 2004, the *Bombardier Q400* firm order book stood at 114 aircraft, of which 85 had been delivered to 11 operators around the world.

Bombardier regional aircraft deliveries

[redacted]		
CRJ200	98	68
CRJ700/900	78	77
Q200/300/400	20	33

(1) From February 1, 2004 to January 31, 2005.
(2) From February 1, 2005 to January 31, 2006.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Bombardier, CRJ, CRJ Series, CRJ200, CRJ700, CRJ900, Q Series, Q400, Challenger 300, Challenger 604, Global Express, Global Express XRS, Global 5000 are trademarks of Bombardier Inc and its subsidiaries.

Information: John Paul Macdonald
Bombardier Aerospace
(514) 855-7972

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS AIR NEW ZEALAND FOR 17 Q300 TURBOPROPS

Options on additional Q300 and Q400 aircraft bring potential order to 40 turboprop airliners

Toronto, October 10, 2004 – Bombardier Aerospace announced today that Air New Zealand, a Star Alliance partner, has signed a contract to acquire 17 *Bombardier Q300* 50-seat turboprop aircraft.

In addition to this firm order, the contract includes options on an additional 10 *Q300* and 13 *Bombardier Q400* 70-seat aircraft. The 17 firm Q300 aircraft will be operated by Air New Zealand's wholly owned regional airline, Air Nelson, which operates domestic services as Air New Zealand Link.

The firm orders are valued at approximately $269.5 million US, which could increase to $716.0 million US if all options are exercised. Deliveries will begin in 2005.

"The *Bombardier Q300* aircraft offer an ideal combination of economy, efficiency and performance," said Ralph Norris, Managing Director and Chief Executive, Air New Zealand. "Our passengers will be especially delighted by the Noise and Vibration Suppression (NVS) system that provides the quietest, most comfortable cabin of any regional aircraft."

"Air New Zealand is known for the thoroughness with which it assesses potential aircraft acquisitions so we are delighted that our *Bombardier Q300* have been selected as the superior choice to meet the airline's requirements," said Steven Ridolfi, President, Bombardier Regional Aircraft. "With some 700 aircraft in service around the world, the *Dash 8/Q Series* have earned an enviable reputation for reliability, economy and passenger appeal. We are confident they will do so in the Air New Zealand fleet.

"This order further solidifies Bombardier's dominant position in the regional aircraft market in the Asia/Pacific region," Mr. Ridolfi added. "Airlines in 12 countries in the region operate more than 170 Bombardier regional aircraft, with more than 50 of our turboprops in Australia and New Zealand alone."

Air New Zealand will be the ninth Star Alliance partner airline to operate *Bombardier Q Series* turboprops or *CRJ* regional jets, joining Adria Airways, Air Canada Jazz, Air Nippon Network Ltd., Austrian arrows, Lufthansa Regional, SAS Commuter, United Express and US Airways Express. These airlines operate or have ordered more than 600 Bombardier regional aircraft.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information

Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030
Cell : (416) 827-7930

Sylvie Gauthier
Bombardier Aerospace
Montréal : (514)855-7983

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER WILL DELIVER 70 ADDITIONAL DOUBLE-DECK CARS TO THE BELGIAN NATIONAL RAILWAYS

Montréal, Oct. 12, 2004 – Bombardier Transportation, in consortium with Alstom Transport, received from SNCB (Belgian National Railways) an order for the production of 70 additional double-deck passenger cars and the adaptation of 19 type T27 electrical locomotives to enable push-pull operation. This order is a follow-on order to a contract for 210 double-deck cars awarded in 1999, all of which have already been delivered. The total value of the additional coaches is approximately $222 million US (179 million Euros), Bombardier's share amounting to some $138 million US (111 million Euros). Deliveries are scheduled to take place between October 2006 and February 2008.

Olof Persson, President, Mainline and Metros, Bombardier Transportation, stated: "This order testifies to our excellent relationship with SNCB. This additional order of 70 coaches clearly shows the trust of our customer in Bombardier and his appreciation of our trains. I am therefore very proud that these highly comfortable trains will further contribute to the extension of the offered seating capacity in Belgium."

The final assembly of the intermediate coaches (19 first class and 19 multi-functional cars) as well as the complete production of 32 cab cars will take place in Bombardier Transportation's plant in Bruges, Belgium. The installation of an automatic coupler on the type T27 locomotives will also be done in Bruges.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Note to Editors

A photo is available on our Website at the following address: http://www.transportation.bombardier.com/photography.jsp.

For information

Lydia Dufresne
Media Relations
+450 441 8130

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO DELIVER 20 HIGH-SPEED TRAINS TO CHINA

Montréal, Oct. 15, 2004 – Bombardier Transportation and its joint venture partners, Power Corporation of Canada and China South Locomotive and Rolling Stock Industry (Group) Corporation have received, through their joint venture Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP) an order from the Ministry of Railways of China (MOR) for the production and delivery of 20 eight-car high-speed trainsets. The order is valued at approximately $424 million US and Bombardier's share is approximately $263 million US. Deliveries are scheduled to take place from July 2006 to July 2007.

The trains, which can reach a maximum speed of 200 km/h, will be designed by Bombardier in Västerås, Sweden. Bombardier will manufacture the bogies in Siegen, Germany and will provide part of the propulsion from its site in Västerås. The carbody production and final assembly will be undertaken in China under BSP's responsibility.

Commenting on the order, Olof Persson, President, Mainline & Metros, Bombardier Transportation, said: "Through its participation in a number of challenging railway projects in China, Bombardier has earned an excellent reputation and has gained a great understanding of the specific needs of the Chinese railway market. I am very pleased that we can now transfer our high speed train knowledge and expertise to the mainline network in China, which we will significantly contribute to modernize and upgrade."

In addition to BSP, Bombardier participates in two other joint ventures in China. The first one, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC), is dedicated to the production of metro vehicles. The other joint venture, Bombardier-CPC Propulsion Systems Co. Ltd., is involved in the production, marketing and maintenance of propulsion equipment for rail vehicles.

Including its joint ventures, Bombardier currently employs 1,400 people in China. In addition to its rail transportation operations, Bombardier is the number one in the Chinese regional aircraft market, with an installed base of 37 aircraft operated by 7 airlines. It is also the first ranked manufacturer of business aircraft to China. Bombardier's longstanding relationship with China began 50 years ago.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Note to Editors
A photo is available on our Website at the following address:
http://www.transportation.bombardier.com/photography.jsp

For information
Lydia Dufresne
Media Relations
+450 441 8130

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES CLOSING OF SECURITIZATION IN CANADA

Montréal, Oct. 29, 2004 - Bombardier Capital Ltd. announced today the successful closing of a $350 million Cdn five-year securitization facility backed by inventory finance receivables. Citicorp North America Inc. acted as structuring agent. This facility replaces two maturing facilities which amounted to $340 million Cdn.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information
Dominique Dionne
Vice President, Communication
+1 514 861-9481

www.bombardier.com